UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Legacy Education Alliance, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52472J108

(CUSIP Number)

February 22, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52472J108	Schedule 13G

1	NAMES OF REPORTING PERSONS David S. Nagelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,372,892
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 1,372,892
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,892
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.97%(1)
12	TYPE OF REPORTING PERSON IN (Individual)

(1)	Based on 23,007,519 shares of Common Stock reported by Legacy Education Alliance, Inc. as outstanding as of November 10, 2017 in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission for the quarter ended September 30, 2017. These securities are held through a Roth IRA for the benefit of the reporting person and for which the reporting person has voting control.

Item 1(a).	Name of Issuer: Legacy Education Alliance, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1612 Cape Coral Parkway East

Cape Coral, Florida 33904

Item 2(a).	Name of Person Filing: This statement is filed by David S. Nagelberg with respect to shares of Common Stock that he may be deemed to beneficially own.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

David S. Nagelberg

c/o

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, New York, 10017

Attention: Peter Gennuso

Item 2(c).	Citizenship: Mr. Nagelberg is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number: 52472J108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

(a)	Amount beneficially owned: 1,372,892

(b)	Percent of class: 5.97% (based on 23,007,519 shares of Common Stock reported by the Company as outstanding as of November 10, 2017 in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission for the quarter ended September 30, 2017).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	1,372,892

(ii)	Shared power to vote or to direct the vote:	1,372,892

(iii)	Sole power to dispose or to direct the disposition of:	1,372,892

(iv)	Shared power to dispose or to direct the disposition of:	1,372,892

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

DAVID S. NAGELBERG

By:	/s/ David S. Nagelberg
Name:	David S. Nagelberg

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